UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GSI Group Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

36229U102

(CUSIP Number)

James E. Dawson, Esq., Nutter, McClennen & Fish LLP
155 Seaport Blvd, Boston, MA 02210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

November 12, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102	SCHEDULE 13D	Page 2 of 8 Pages

.

(1) Names of reporting persons JEC II Associates, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 2,497,184
(9) Sole dispositive power: 0
(10) Shared dispositive power: 2,497,184
(11) Aggregate amount beneficially owned by each reporting person: 2,497,184
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 5.25%
(14) Type of reporting person (see instructions): CO

CUSIP No. 36229U102	SCHEDULE 13D	Page 3 of 8 Pages

(1) Names of reporting persons K. Peter Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 2,497,184
(9) Sole dispositive power: 0
(10) Shared dispositive power: 2,497,184
(11) Aggregate amount beneficially owned by each reporting person: 2,497,184
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 5.25%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D	Page 4 of 8 Pages

(1) Names of reporting persons Heidi S. Shippell-Heiland
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Source of funds (see instructions) WC
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power: 0
(8) Shared voting power: 2,497,184
(9) Sole dispositive power: 0
(10) Shared dispositive power: 2,497,184
(11) Aggregate amount beneficially owned by each reporting person: 2,497,184
(12) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row 9: 5.25%
(14) Type of reporting person (see instructions): IN

CUSIP No. 36229U102	SCHEDULE 13D	Page 5 of 8 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, no par value (the “Common Stock”), of GSI Group Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

Item 2.  Identity and Background.

(a) This Schedule is filed by the following (the “Reporting Persons”):

(i)	JEC II Associates, LLC, a Delaware limited liability company (“JEC”);

(ii)	K. Peter Heiland, who serves as a manager of JEC; and

(iii)	Heidi S. Shippell-Heiland, who serves as a manager of JEC.

(b) The business address of each of the Reporting Persons is 68 Mazzeo Drive, Randolph, MA 02368.

(c) JEC is a private investment fund managed by Mr. and Mrs. Heiland. Mr. Heiland also is President of Integrated Dynamics Engineering, Inc.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

(e) None of the Reporting  Persons has, during the last five years, been a party to a civil  proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such  proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Heiland is a German citizen and Mrs. Shippell-Heiland is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities were acquired by purchase on the open market using JEC’s cash resources.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity. The Reporting Persons in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares or otherwise change their investment in the Company, and in formulating any plans or proposals with respect to the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them or otherwise increase or decrease the size of their investment in the Company.

CUSIP No. 36229U102	SCHEDULE 13D	Page 6 of 8 Pages

Representatives of JEC have had conversations with representatives of the Company regarding the Reporting Persons’ interest in the Company. From time to time, representatives of the Reporting Persons may hold additional discussions with third parties or with management or Board members of the Company in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Company, changing operating or market strategies, a meeting of stockholders of the Company, and/or changes in the board of directors or management of the Company. From time to time, one or more of the Reporting Persons may seek to have one or more of its representatives or nominees elected to the Board of Directors of the Company.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)                      As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,497,184 shares of Common Stock, which represents approximately 5.25% of the issued and outstanding shares of Common Stock of the Company. Each of the Reporting persons will have the shared power to vote or direct the vote, and shared power to dispose of or direct the disposition of these shares of Common Stock of the Company.

(c)           JEC made the following purchases of the Issuers Common Stock during the past 60 days:

DATE OF PURCHASE	NUMBER OF SHARES	PRICE PER SHARE	MANNER OF PURCHASE
10/29/09	25,145	$0.75	Open Market
10/30/09	165,252	$0.78	Open Market
10/30/09	47,100	$0.75	Open Market
10/30/09	100,000	$0.82	Open Market
10/30/09	267,929	$0.83	Open Market
11/2/09	200	$0.77	Open Market
11/2/09	16,100	$0.78	Open Market
11/2/09	50,000	$0.79	Open Market
11/3/09	34,200	$0.68	Open Market
11/3/09	10,000	$0.65	Open Market
11/4/09	300,000	$0.69	Open Market
11/4/09	200	$0.66	Open Market
11/5/09	100,000	$0.62	Open Market
11/5/09	100,000	$0.60	Open Market

CUSIP No. 36229U102	SCHEDULE 13D	Page 7 of 8 Pages

11/5/09	50,000	$0.61	Open Market
11/5/09	22,600	$0.63	Open Market
11/6/09	34,000	$0.64	Open Market
11/6/09	161,000	$0.70	Open Market
11/6/09	27,500	$0.71	Open Market
11/6/09	5,000	$0.69	Open Market
11/9/09	50,000	$0.67	Open Market
11/9/09	50,000	$0.68	Open Market
11/9/09	100,000	$0.70	Open Market
11/9/09	9,000	$0.75	Open Market
11/9/09	144,000	$0.74	Open Market
11/12/09	24,500	$0.76	Open Market
11/12/09	80,000	$0.77	Open Market
11/20/09	100,000	$0.53	Open Market
11/20/09	12,500	$0.55	Open Market

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it individually.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

CUSIP No. 36229U102	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  November 24, 2009

JEC II Associates, LLC

By:	/s/ K. Peter Heiland*
Name: K. Peter Heiland
Title: Manager

/s/ K. Peter Heiland*
K. Peter Heiland

_/s/ Heidi S. Shippell-Heiland*
Heidi S. Shippell-Heiland

*By: /s/ James E. Dawson
James E. Dawson, as attorney-in-fact